Exhibit 99.1

# JOINT FILING AGREEMENT

## January 29, 2024

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "*Act*"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date: January 29, 2024

**RJC GIS HOLDINGS, LLC**



By: _____
Name: Raymond W. Conrad
Title: President

**JEANNE S. CONRAD**

By: _____

**RAYMOND W. CONRAD**



By: _____

## SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024

**RJC GIS HOLDINGS, LLC**

By:
Name: Raymond W. Conrad
Title: President

**JEANNE S. CONRAD**

By:

**RAYMOND W. CONRAD**

By: